                                                                    EXHIBIT 99.1





CONTACT:  Jeffrey J. Hattara                         (NYSE - BMC)
          (612) 851-6030                             FOR IMMEDIATE RELEASE


                    BMC REPORTS SECOND QUARTER 1999 EARNINGS

July 20, 1999 - Minneapolis, MN - BMC Industries, Inc. reported net earnings of $5.0 million, or $0.18 per diluted share, for the quarter ended June 30, 1999. This compares to a net loss of $37.2 million, or $1.38 per diluted share (net earnings of $2.6 million, or $0.09 per diluted share, excluding one-time and special charges), in the second quarter of 1998. Total second quarter revenues increased 10% from $84.9 million in 1998 to $93.3 million in 1999.

Paul B. Burke, BMC's Chairman and Chief Executive Officer stated "We are pleased with the overall performance of the Company in the second quarter. This quarter's results reflect strong incremental growth in sales of computer monitor masks attributable to the Cortland monitor mask line that was restarted earlier in the year, as well as the ongoing benefits from the integration of the Orcolite acquisition into Vision-Ease. During the second quarter, we increased revenues by 10% and improved operating income by 52% over the prior year quarter. We also continued progress on cash generation for debt reduction and strategic investments. We believe that our improving operating performance and strengthening balance sheet will drive further growth in both revenue and earnings."

BMC's Optical Products group generated sales of $37.5 million in the second quarter of 1999, up 18%, or $5.8 million, over the prior year quarter due predominantly to growth in sales of high-end products (polycarbonate, progressive and polarizing sun lenses) and largely driven by the acquisition of Orcolite in May 1998. Sales of high-end products increased 38% in second quarter 1999 over second quarter 1998 and accounted for 57% of total Optical Products group revenues in second quarter 1999 compared to 48% in second quarter 1998. Second quarter 1999 Optical Products group revenues were up 2% compared to the pro forma combined Vision-Ease/Orcolite 1998 revenues for the same period due to a decline in glass and plastic lens sales resulting from the continued shift in the ophthalmic lens market towards polycarbonate and a soft domestic retail segment affected by consolidation. However, sales of high-end products in second quarter 1999 increased 11% over the pro forma combined Vision-Ease/Orcolite revenues for the same period in 1998. Driven by this high-end product sales growth, the Optical Products group's ongoing operating earnings increased 8% during the second quarter of 1999 over the prior year quarter. Vision-Ease achieved this improvement in earnings despite the impact of additional amortization expense and substantially increased sales and marketing expenses in the quarter, including considerable incremental promotional expenditures on the new

                                     -more-
proprietary Outlook-TM- progressive lens, as well as additional sales support for our proprietary polarized product line to prepare for the peak sun lens season. Vision-Ease is beginning to see the benefit of these investments through new product growth, including a greater than 50% increase in sales of sun lens products during second quarter 1999 over the same period in 1998, and the addition of the Outlook(TM) lens to the product offering of several major retailers.

Testing continued during the quarter at several retail locations for Vision-Ease's proprietary lens lamination system, which makes it possible for dispensers to provide premium, anti-reflective coated, multi-focal polycarbonate lenses to consumers on a same-day basis. Vision-Ease remains on schedule for the roll out of this system in the second half of this year. The Company has received strong interest in this system from both domestic and international customers.

Second quarter revenues from the Precision Imaged Products group ("PIP", which includes both the Mask Operations and Buckbee-Mears St. Paul) increased 5% from $53.3 million in second quarter 1998 to $55.9 million in second quarter 1999. This revenue increase was driven by increased sales of computer monitor masks and jumbo invar entertainment masks, offset by lower sales of standard AK steel and other-than-jumbo invar entertainment masks and by lower sales at BMSP. Sales of computer monitor masks in the second quarter of 1999 nearly doubled, increasing 97% compared to second quarter 1998, due to both incremental revenue from the Cortland monitor mask line that was restarted in the first quarter of 1999 and increased sales of larger-sized monitor masks. Sales of standard AK steel and other-than-jumbo invar entertainment masks in second quarter 1999 declined 19%, collectively, compared to the prior year quarter. These declines were partially offset by a 53% increase in sales of jumbo invar entertainment masks. In addition, performance of the Cortland monitor mask line showed progressive improvement over the course of the quarter.

BMSP's second quarter 1999 revenues and operating income were down compared to second quarter 1998, but showed improvement over first quarter 1999, as the previously announced disruption in the ordering patterns of certain major customers improved. During the second quarter, BMSP continued to devote substantial efforts and resources to increasing new business, diversifying its customer base and reducing costs.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, lower demand for televisions and computer monitors; further mask price declines and imbalances of supply and demand; successful customer part qualifications; liability and other claims asserted against BMC; continued slowdown at BMSP; successful new product development, introduction and acceptance, including the roll out of the lens lamination system; successful cost reduction and reorganization efforts; higher operating expenses and lower yields associated with any additional production shutdowns or start-ups; negative foreign currency fluctuations, including adverse fluctuations affecting cross-currency swaps; inability to partner with new

                                     -more-

BMSP customers; the impact of Y2K information systems issues; the effect of the economic uncertainty in Asia; and a potential economic slowdown in other parts of the world such as South America. These and other risks and uncertainties are detailed in BMC's Annual Report and Form 10-K for the year ended December 31, 1998.

BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.

                                     -more-

                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)

                                                                    Three Months Ended               Six Months Ended
                                                                         June 30                         June 30
                                                           ------------------------------------------------------------------
                                                                    1999             1998            1999            1998
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                                   $      93,339     $     84,941      $   177,984   $     165,025
Cost of products sold                                             75,866           82,080          146,944         150,535
--------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                      17,473            2,861           31,040          14,490
Selling                                                            4,999            3,914            9,364           7,203
Administrative                                                     1,486            1,529            2,719           2,859
Impairment of long-lived assets                                        -           42,800                -          42,800
Acquired research and development                                      -            9,500                -           9,500
--------------------------------------------------------------------------------------------------------------------------------
Income from Operations                                            10,988          (54,882)          18,957         (47,872)
--------------------------------------------------------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                                             (3,410)          (4,318)          (6,873)         (5,701)
     Interest income                                                  81               45               86              77
     Other income (expense)                                           69             (389)             459            (533)
--------------------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                                       7,728          (59,544)          12,629         (54,029)
Income Taxes                                                       2,721          (22,392)           4,431         (20,686)
--------------------------------------------------------------------------------------------------------------------------------

Net Earnings                                               $       5,007     $    (37,152)     $     8,198   $     (33,343)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

Net Earnings Per Share:
     Basic                                                 $        0.18     $      (1.38)     $      0.30   $       (1.24)
     Diluted                                                        0.18            (1.38)            0.30           (1.24)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation:
     Basic                                                        27,275           26,905           27,238          26,949
     Diluted                                                      27,769           26,905           27,587          26,949
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

                                     -more-

                              BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

------------------------------------------------------------------------------------------------------------------------
                                                                                       JUNE 30             December 31
                                                                                          1999                    1998
------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                    $              947      $            1,028
Trade accounts receivable, net                                                           52,871                  39,163
Inventories                                                                              86,137                  82,853
Deferred income taxes                                                                    14,644                  14,603
Other current assets                                                                     12,214                  14,347
--------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                               166,813                 151,994
--------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment                                                           273,173                 276,630
Less accumulated depreciation                                                           118,830                 114,036
--------------------------------------------------------------------------------------------------------------------------
     Property, plant and equipment, net                                                 154,343                 162,594
--------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                     3,775                   5,431
Intangibles and other assets, net                                                        79,794                  79,446
------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                 $          404,725      $          399,465
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------

Short-term borrowings                                                        $            1,362      $            1,929
Accounts payable                                                                         37,002                  28,315
Income taxes payable                                                                      2,078                   3,375
Accrued expenses and other current liabilities                                           27,050                  23,404
--------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                           67,492                  57,023
--------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                          173,603                 187,266
Other liabilities                                                                        17,965                  18,372
Deferred income taxes                                                                     7,873                   3,547

Stockholders' equity
     Common stock                                                                        48,667                  47,714
     Retained earnings                                                                   93,816                  86,436
     Accumulated other comprehensive income                                              (2,886)                  1,113
     Other                                                                               (1,805)                 (2,006)
--------------------------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                     137,792                 133,257
--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $          404,725      $          399,465
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

                                     -more-

                              BMC INDUSTRIES, INC.

                               SEGMENT INFORMATION
                                   (Unaudited)
                                 (in thousands)

                                                                       Three Months Ended June 30
                          ---------------------------------------------------------------------------------------------------------
                                Precision Imaged Products                Optical Products                     Consolidated
                          ---------------------------------------------------------------------------------------------------------
                                     1999             1998              1999             1998              1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                      $    55,851     $     53,296      $     37,488      $    31,645      $     93,339      $     84,941
Cost of products sold              47,250           58,255            28,616           23,825            75,866            82,080
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin                        8,601           (4,959)            8,872            7,820            17,473             2,861
Gross margin %                       15.4%            (9.3)%            23.7%            24.7%             18.7%              3.4%
Selling                             1,591            1,133             3,408            2,781             4,999             3,914
Impairment of long-lived
  assets                                -           42,800                 -                -                 -            42,800
Acquired research and
  development                           -                -                 -            9,500                 -             9,500
Unallocated corporate
  administration                                         -                                  -             1,486             1,529
-----------------------------------------------------------------------------------------------------------------------------------
Income from operations        $     7,010     $    (48,892)     $      5,464      $    (4,461)     $     10,988      $    (54,882)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Operating income %                   12.6%           (91.7)%            14.6%           (14.1)%            11.8%            (64.6)%

Capital spending                                                                                   $      2,747      $      7,574

Depreciation and
  amortization                                                                                     $      5,730      $      5,365

EBITDA                                                                                             $     16,787      $    (49,906)

EBITDA %                                                                                                   18.0%            (58.8)%


                                      -30-